October 14, 2004



via U.S. mail and facsimile

Kimberly N. King
Vice President, Corporate Legal Affairs and Corporate Secretary
KB Home
10990 Wilshire Blvd.
Los Angeles, California 90024


Re:	KB Home
	Registration Statement on Form S-4/A
	Filed on October 8, 2004
	File No. 333-119228


Dear Ms. King,

      This is to advise you that we have reviewed only those portions of the above registration statement that relate to the undertakings and the legality opinion. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form S-1

Item 21.  Exhibits

Exhibit 5.1
1. We note your response to prior comment 5, however, you must opine on the laws of the state governing the indenture (New York).
Alternatively, file a new binding obligation opinion that is given by
New York counsel.


Closing Comments

      No further review of the registration statement has been or will be made. All persons who are by statute responsible for the adequacy and accuracy of the registration statement are urged to be certain that all information required under the Securities Act of 1933 has been included.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please direct any questions to Tamara Brightwell at (202)
824-
5221.  You may also direct questions to the undersigned Assistant
Director, who supervised the review of your filing, at (202) 942-
1950.

								Sincerely,



								Pamela Long
								Assistant Director


Cc:  	Michael J. O`Sullivan
      Amanda Schreiber
      Munger, Tolles & Olson LLP
      355 S. Grand Avenue, 35th Floor
      Los Angeles, CA 90071
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Kimberly N. King
KB Home
October 14, 2004
Page 2




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE